================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March, 2003

                        Commission File Number: 001-09531


                                 BBVA BANCO BHIF
                 (Translation of registrant's name into English)

                                 Huerfanos 1234
                                 Santiago, Chile
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F X                        Form 40-F
                          ---                                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes                                       No X
                    ---                                      ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes                                       No X
                    ---                                      ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                       No X
                    ---                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

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


                                 BBVA BANCO BHIF

                                TABLE OF CONTENTS


                                                                      Sequential
Item                                                                 Page Number
----                                                                 -----------

1.   BBVA Banco BHIF reports its results for the period ending
     December 31st, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BBVA BANCO BHIF

Date:  March 25, 2003                         By: /s/ Ramon Monell Valls
                                                  ------------------------------
                                                  Name:  Ramon Monell Valls
                                                  Title: Chief Executive Officer

                                                                          ITEM 1

BBVA Banco BHIF
                                    RESULTS RELEASE
FOR IMMEDIATE RELEASE


CONTACT:

Leonel Segovia                     Fernando Olivares    Julissa Bonfante
BBVA Banco BHIF                    BBVA Banco BHIF      BBVA - New York
(562) 679 2322/ Fax (562) 2287     (562) 679 2353       (212) 728-1660 / Fax (212) 333-2905
lsegovia@bhif.cl                   folivaresm@bhif.cl   Julissa.Bonfante@bbvany.com
===========================================================================================

(Santiago, Chile, March 24, 2003)--BBVA Banco BHIF (NYSE: BB, BCS: BHIF) reports its results for the period ended December 31, 2002. Net income for the quarter of Ch$4,176 million is 177.9 percent higher than the earnings in the fourth quarter of 2002. Greater revenue generation and tight control over expenses bolstered net income. Total loans for the quarter expanded 17.4 percent year on year when client drawn funds increased by 38.1 percent.


                         FOURTH QUARTER 2002 HIGHLIGHTS

 >> The Bank's net earnings for 2002 totaled Ch$20,255 million, which is a 36 percent improvement over the previous year. This performance was attained on an improvement in our capacity for generating earnings, with the result of operations rising 9.8 percent in 2002 and tight control of risk-related and operating expenses that in 2002 grew 2.2 percent and 8.6 percent, respectively.

 >> The Bank posted earnings of Ch$4,176 million in 4Q02 that, while 24.2 percent lower than in 3Q02, was 177.9 percent higher than in 4Q01. Weaker fourth quarter earnings is, in large part, attributable to our incurring almost Ch$3,000 million in extraordinary expenses in 4Q02. Voluntary provisions amounting to almost Ch$1,500 million were assumed as a conservative measure to cover risks and contingencies that may arise in 2003 from international economic uncertainty while provisions for staff severance totaling Ch$1,500 million were made in our ongoing quest to improve in-house efficiency.

 >> Our stronger operating income is closely linked to the success of the Bank's growth strategy. Our larger client base, which has produced additional loan activity and a rise in non-interest bearing deposits, enabled us to close 2002 with income from services 30.1 percent higher and with a 20.3 percent increase in net interest income (4.2 percent after adjusting for foreign exchange positions).

 >> Our conservative principles regarding risk assessment ad tracking account for the 2.2 percent rise in provisions in 2002, despite notable improvements in the Bank's main risk indicators during the year. Tight controls restricted the growth of operating expenses for the year to just
     8.6 percent, even


* All figures and comparisons are in nominal terms, based on unaudited consolidated financial data. Currency is denominated in millions of Chilean pesos though amortization costs of earlier investments in new technology added almost Ch$13,000 million to operating expenses, which led to a 33.1 percent rise in these expenses in 2002.

 >> Total loans expanded 17.4 percent in comparison to 4Q01 for a period the banking industry posted 1.8 percent growth. Our market share for total loans increased from 5.90 percent to 6.62 percent, which is among the best performances in the financial sector. This growth is the result of the Bank's increased penetration in consumer banking, with highly innovative and attractive products, and in corporate banking in which the Bank has become an important player.

 >> Loan portfolio growth has been achieved in tandem with a significant improvement in credit quality. Our risk index fell 16 basis points 1.81 percent in 4Q01 to 1.65 percent in 4Q02, meanwhile compared to 1Q02 contracted 36 basis points. Past due loans as a percentage of tiotal loans improved from 2.10 percent in 4Q01 to 1.97 percent in 4Q02. According to the latest available figures from the Superintendency of Banks (covering October 2002), sector-wide the risk index stood at 1.95 percent on deteriorating from the figure of 1.95 percent registered in 4Q01.

 >> Client-drawn funds increased 38.1 percent compared to 4Q01 on a strong performance in checking account balances that rose 29.7 percent over the period. Other sight accounts posted twelve-month growth of 66.7 percent. As term deposits expanded at a comparatively slower rate (+35.8 percent), the proportion of non-interest bearing funds over total client-drawn funds has risen, enabling better management of intermediation margins.

 >>  Solid results for the year has led an improvement in return on equity from
     6.53 percent in 2001 to 8.55 percent in 2002, while ROE improved from 2.64 percent in 4Q01 to 7.06 percent in 4Q02.


Macroeconomic Environment(1)
--------------------------

2002: a stronger finish

The preliminary data for 2002 show an annual growth rate of 1.9%. In the course of the year quarterly growth rates picked up, from a 1.5% pace of expansion in the first quarter to an estimated advance of around 2.7% in the fourth. The composition of growth changed over the year. Exports drove growth in the first half of the year and domestic demand fell, whereas exactly the opposite occurred in the second half of the year. In effect, and as we noted in the previous issue of Latinwatch, domestic demand seems to have grown by 5.8% in the final quarter of the year, driven by strong growth in private consumption on the back of the expansionary monetary policy. Public spending, meanwhile, remains restrained and investment is likely to have stayed around 22% of GDP. Even after the cut in interest rates in January (although only by 25 basis points), there is still room for manoeuvre for further lowering given the continuing picture of low inflation. The year 2002 closed with a headline inflation rate of 2.8% (below the centre point of the target range) and an underlying rate of 1.8% (below the floor of the band). Barring enormous increases in the price of oil, the year 2003 should also see limited inflationary pressures. We estimate a headline inflation rate of 2.5% and an underlying inflation rate of 2.4% at yearend, while the Central Bank of Chile forecasts both at 2.1% in 2003 because of the low labour costs pressures and the fall in external prices.

The decline in export volumes in the second half of 2002 was largely the result of a drop in physical shipments of copper and fishmeal. The former fell because of production cutbacks and the latter because of lower available resources for climatic reasons. In addition to this, nontraditional exports slowed because of lower purchases by Argentina and Brazil. At any rate, in 2003 exports are expected to again
--------------------
1 Fuente: BBVA Latinwatch, publicacion del servicio de estudios del Grupo BBVA en asociacion con BBVA Banco Bhif y otros bancos latinoamericanos del Grupo BBVA.

begin to trend upwards. In fact, already in December copper production grew by 11% at an annual rate. Added to this is the impact of the scheduled coming on stream in 2003 of the fourth stage of the country's second largest copper mine, La Escondida. Moreover, as of February 1, 2003, the trade part of the free trade agreement signed with the European Union in 2002 came into effect, with the subsequent boost to the external sector. At the end of January the Finance Minister raised the possibility of increasing value added tax (VAT) with a view to compensating for the fall in import tax revenue resulting from the trade agreements. In view of the controversy this proposal provoked, the debate on how to balance this effect has been deferred until March.


Recent Developments

 o In November, the launch of Bank's product "Hipotecon in Pesos" was warmly welcomed in the market. This is the first housing loan to be denominated in pesos since the 1970s, as all subsequent mortgages have been extended exclusively in unidades de fomento.
 o The Bank acted as financial adviser to the international consortium BAS, which has been awarded the first concession to build privately managed jails in Chile. Not only did BBVA Banco BHIF advise at the bid stage, the consortium also chose the Bank for financing the around US$100 million the project requires.

Results of operations
---------------------


1.  Net income
--------------

--------------------------------------------------------------------------------------------
                                                                                4Q02    2002
                                                                              --------------
Net Income                      4Q01      1Q02      2Q02      3Q02     4Q02     4Q01    2001
--------------------------------------------------------------------------------------------
  Income before income taxes     389     6,318     5,726     6,484    4,245   990.1%   44.7%
    Income taxes               1,113      (904)     (569)     (977)    (69)           194.6%
  Net income                   1,503     5,415     5,157     5,507    4,176   177.9%   36.0%
--------------------------------------------------------------------------------------------

The Bank's net income of Ch$20,255 million for fiscal 2002, 36 percent higher than the result a year earlier, reflects steady strengthening of our earnings. While the fourth quarter result was somewhat weaker than in previous quarters, earnings for the latest period were still 177.9 percent higher than for 4Q01. This positive result has been achieved despite our incurring extraordinary charges in December. These extraordinary expenses were assumed as a conservative measure to cover risks and contingencies that may arise in 2003 from international economic uncertainty and our ongoing quest to improve in-house efficiency.

Greater income generation has driven the positive trend behind the Bank's results over the past year, with operating income rising 9.8 percent in 2002. Factors behind the rising in operating income include the expansion of our interest earning assets, the increase in our non-interest bearing deposits and the improved efficacy of charging fees that has turned fee income into a significant source of revenue at the Bank. In addition, exchange rate volatility in 2002 enabled us to increase our earnings from currency trading. Operating income for 4Q02, which increased by 16.2 percent in comparison to 4Q01, was among the highest recorded since the BBVA Group took a position in the Bank.

Employing conservative credit risk assessment and tracking criteria led the Bank to increase provisions for loan losses by 2.2 percent in 2002. This occurred despite the ratio of past due loans over total loans falling from 2.10 percent in 4Q01 to 1.97 percent in 4Q02 and the risk index improving from 1.81 percent to 1.65 percent over the same timeframe. In a precautionary move, in December the Bank constituted Ch$1,500 million in voluntary provisions in view of the deteriorating international situation and any potential consequences war in the Middle East might have on domestic business activity. All things considered, in comparison to 4Q01 our provision for loan loses increased by 4.1 percent in 4Q02.

In 2002 operating expenses increased 8.6 percent. This expansion was due to the rise in amortization and depreciation costs. Heavy investment in new technology in recent years has obliged us to acknowledge almost Ch$13,000 million in further amortization expenses.

In summary, improved income generation, and prudent provision's criteria are responsible for the 44.7 percent annual growth in pre-tax income that in 2002 amounted to Ch$22,773 million.

1.1 Net interest income
-----------------------

-----------------------------------------------------------------------------------------------
                                                                                4Q02       2002
                                                                               ----------------
Net Interest Revenue     4Q01        1Q02       2Q02      3Q02       4Q02       4Q01       2001
-----------------------------------------------------------------------------------------------
  Interest revenue       47,777      40,598     64,646    68,121     43,100     -9.8%      1.2%
  Interest expense      (30,627)    (18,699)   (28,431)  (24,969)   (35,351)    15.4%    -12.8%
    Net Interest revenue 17,150      21,899     36,215    43,152      7,750    -54.8%     20.3%
-----------------------------------------------------------------------------------------------

Net interest revenues expanded by 20.3 percent in 2002. The substantial growth of net interest revenues is, in part, due to the vast influence exchange rate variation has on our financial margin, also to greater interest earning asset activity and to the expansion of our non-interest bearing deposits. These positive components managed to allay the effects of lower prevailing interest rates in 2002. The 4.71 percent fall in the value of the dollar in 4Q02 is the main reason for the current contraction in net interest revenues.

High net interest income volatility is strongly correlated to exchange rate variations, as explained in earlier earnings releases. Whereas in 3Q02 the dollar-peso exchange rate increased by 7.17 percent, in 4Q02 it fell 4.17 percent, and is the reason for the 36.7 percent contraction in interest revenues between 3Q02 and the latest quarter. On excluding the effects of exchange rate variations, the 3.2 percent expansion in interest revenues from 3Q02 to 4Q02 is due to increased levels of business activity at the Bank during the year. The
12.8 percent contraction in interest expenses in 2002, year on year, is a product of the higher proportion on non-interest bearing deposits at the Bank's disposal, which has enabled the institution to manage its interest bearing deposits better in view of the significant increase in business activity during the year. Lower prevailing interest rates in 2002 also resulted in lower interest expenses.

On an annual basis, and excluding the effects of the exchange rate variations on the Bank's net interest revenues, accumulated net interest revenues rose by 4.2 percent in 2002. On an accumulated basis to 4Q02, our net interest margin was
3.89 percent, which is a 27 basis point contraction compared to 4Q01, although this occurred as the reference rate fell 350 basis points during the year. The smaller contraction in the interest margin is the result of the benefits drawn from repricing of deposit rates faster, the expansion of non-interest bearing deposits and greater interest earning assets.


1.2 Provision for loan losses
-----------------------------

----------------------------------------------------------------------------------------------------------------
                                                                                                           4Q02
Provision for loan losses                 4Q01        1Q02         2Q02        3Q02           4Q02         4Q01
----------------------------------------------------------------------------------------------------------------
  Provision for loan losses              (9,103)     (6,188)       (6,697)     (8,948)       (9,480)        4.1%
  Total loans                         1,787,534    1,772,342    1,855,817    2,087,511    2,098,538        17.4%
  Risk index *                             1,81%        2,01%        1,99%        1,75%        1,65%       -8.7%
  Required allowance on loans
    based on risk index                  32,319       35,660       36,931       36,448       34,626         7.1%
  Allowance for loan losses              42,003       43,069       43,329       44,111       45,041         7.2%
  Allowance for loan losses as % of        2,35%        2,43%        2,33%        2,11%        2,15%       -8.7%
    ttl loans
----------------------------------------------------------------------------------------------------------------
*unconsolidated data

The Bank's conservative approach to risk prompted a 2.2 percent rise in 2002 in provisions for loan losses in spite of the improvement in the institution's main risk indexes. The risk index, which is a measure of potential loan losses at the Bank, has fallen 16 basis points since 4Q01 and at 4Q02 stands at

1.65 percent. The ratio of past due loans over total loans, in turn, fell 13 basis points over the period to close 2002 at 1.97 percent.

The Bank constituted Ch$1,500 million in voluntary allowances in 4Q02. These were made to cover potential risks to credit of the worsening international situation and the knock-on effects they may have on the domestic economy. Such action reaffirms the principles the Bank adopts in assessing and tracking its credit risk. Consequently, in 4Q02 provisions for loan losses rose 4.1 percent in comparison to 4Q01 and by 5.9 percent against 3Q02.


1.3 Income from services, net
-----------------------------

---------------------------------------------------------------------------------------------------
                                                                                      4Q02     2002
                                                                                     --------------
Income from services, net         4Q01       1Q02       2Q02      3Q02       4Q02     4Q01     2001
---------------------------------------------------------------------------------------------------
  Income from services            5,872      5,877      5,971     6,749     7,737     31.8%   21.7%
  Services expenses              (1,359)    (1,242)    (1,163)   (1,196)   (971)     -28.6%   -6.8%
    Income from services, net     4,512      4,635      4,808     5,552     6,766     50.0%   30.1%
---------------------------------------------------------------------------------------------------

The improvement observed in fee income is the product of the Bank charging appropriate tariffs for the services it offers and the expansion of our client base. Now an important source of revenue, on an accumulated basis in comparison to 2001, net fee income increased by 30.1 percent, and now accounts for 17.8 percent of operating income as opposed to 15.0 percent in 2001. Breaking down the 50 percent growth in net fee income for 4Q02, year on year, fee revenues rose 31.8 percent while fee-related expenses contracted 28.6 percent.

BHIF increased its penetration of consumer banking in 2002. The biggest rises in fee income associated with the higher client numbers came from checking account fees, ATM commissions, mutual funds and INP agreement-linked commissions. In addition, and taking advantage of the opportunities that arise from the size and support of the BBVA Group, intermediation commissions on syndicated loans also rose significantly during the course of the year.


1.4 Other operating income, net.
--------------------------------

------------------------------------------------------------------------------------------------------------
                                                                                            4Q02        2002
                                                                                           -----------------
Other operating income, net             4Q01      1Q02      2Q02       3Q02       4Q02      4Q01       2001
------------------------------------------------------------------------------------------------------------
  Gains on financial instruments       1,870     2,312      2,082      6,014      2,694     44.1%      42.2%
  Losses on financial instruments       (203)     (555)    (1,417)    (3,268)    (1,720)   747.1%     647.6%
  Foreign exchange transactions, net   6,070    (1,075)   (12,501)   (19,428)    18,670    207.6%     254.7%
    Total other operating income, net  7,737       682    (11,837)   (16,682)    19,643    153.9%
------------------------------------------------------------------------------------------------------------

While variations in the exchange rate affected net interest revenues negatively, other operating income, and more specifically, currency earnings were also influenced but positively. The sharp fall in the exchange rate in 4Q02, resulted in exchange rate earnings of Ch$18,670 million, whereas faced with a rise of
7.17 percent in 3Q02 we recorded exchange rate losses of Ch$19,428 million.

On making the adjustments, mentioned earlier in net interest revenues, that is taking the adjustments of the dollar-indexed investments in pesos as the exchange differences, you can see that the Bank benefited from the exchange rate volatility in 2002, as after losing Ch$1,644 million in 2001 this year we recorded exchange rate earnings of Ch$2,707 million. Elsewhere, earnings from the repricing of fixed return instruments fell 25.9 percent in 2002. Even so, in 2002 net adjusted other operating income increased 33.3 percent in comparison to the earnings of 2001.


1.5 Other income and expenses
-----------------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                                    4Q02      2002
                                                                                                   ----------------
Other income and expenses                     4Q01       1Q02      2Q02       3Q02       4Q02       4Q01      2001
-------------------------------------------------------------------------------------------------------------------
  Recovery of loans previously charged off    1,875      1,818     2,219      2,251      3,409      81.8%     33.1%
  Non operating income                        1,671        739     1,476      1,441      1,119     -33.0%     24.6%
  Non-operating expenses                       (651)      (754)     (767)    (1,075)    (1,128)     73.3%     36.0%
  Participation in earnings of equity inv.       32         27        13         47         29      -9.5%
    Total other income and expenses           2,927      1,830     2,940      2,665      3,428      17.1%     30.2%
-------------------------------------------------------------------------------------------------------------------

Year on year, the 30.2 percent growth in other income and expenses at the close of 2002 included a notable trend in the recovery of charged off loans. Prompt and opportune efforts the Bank put in to recover loans resulted in a 33.1 percent rise in accumulated income in 2002 from this source.

Loan recoveries also contributed to the figure for other income in 4Q02. Compared to 4Q01 and 3Q02, total other income and expenses rose by 17.1 percent and 28.6 percent, respectively, largely following the 81.8 percent and 51.4 percent increases in loan recoveries. The latter increased earnings easily offset the 4Q02 rise in non-operating expenses, which expanded by 73.3 percent in comparison to 4Q01 and by 4.9 percent against 3Q02.


1.6 Operating expenses
----------------------

-------------------------------------------------------------------------------------------------------------------
                                                                                                     4Q02      2002
Operating expenses                            4Q01        1Q02      2Q02       3Q02       4Q02       4Q01      2001
-------------------------------------------------------------------------------------------------------------------
  Personnel salaries and expenses           (10,159)    (7,290)   (7,809)    (7,922)   (10,100)     -0.6%      3.1%
  Administrative and other expenses          (7,869)    (6,817)   (7,186)    (7,109)    (7,936)      0.9%      6.3%
  Depreciation and amortization              (3,570)    (3,053)   (3,245)    (3,235)    (3,459)     -3.1%     33.1%
    Total operating expenses                (21,599)   (17,160)  (18,241)   (18,266)   (21,495)     -0.5%      8.6%
-------------------------------------------------------------------------------------------------------------------

Tight controls restricted the growth of expenses for the year to just 8.6 percent, despite the sharp increase in 2002 of amortization costs relating to investments in new technology. The gradual introduction of new computing systems in 2000 and 2001 led to an increase of almost Ch$13,000 million in amortization costs of these investments, incurring a 33.1 percent rise in these expenses in 2002. Rigorous control of administrative and personnel costs accounts for year on year rises of 6.3 percent and 3.1 percent.

In December the Bank made provisions for staff severance totaling Ch$1,500 million, within the framework of rationalization and its quest for improvements in efficiency in the long-term view of bringing the institution up to the standards of the BBVA Group. As a result, personnel salaries and expenses increased 27.5 percent from 3Q02 to 4Q02, but fell 0.6 percent in comparison to 4Q01.

The Bank posted a slight improvement in its efficiency with operating costs representing 62.0 percent of its gross margin in 2001 and 61.35 percent in 2002. It is worth pointing out that this improvement has been attained despite the Ch$13,000 million in additional expenses in 2002. Without the amortization and depreciation costs when calculating efficiency, the index would have stood at
53.3 percent in 2001
and at 50.7 percent in 2002, and reflects the improvements in efficiency the Bank would have achieved, were its investments mature.


2. Liquidity and funding
------------------------

---------------------------------------------------------------------------------------------------------
                                                                                                    4Q02
                                                                                                   ------
Liquidity and funding                         4Q01       1Q02       2Q02       3Q02       4Q02      4Q01
---------------------------------------------------------------------------------------------------------
Deposits
Non interest bearing
  Current accounts                          173,326    167,543    181,638    204,182    224,790     29.7%
  Bankers drafts & other demand dep.        139,792    251,887    224,369    265,743    233,008     66.7%
    Total noninterest bearing               313,118    419,430    406,007    469,925    457,798     46.2%
Interest bearing
  Savings accounts and time deposits      1,071,354  1,074,870  1,180,372  1,351,766  1,454,684     35.8%
    Total Deposits                        1,384,472  1,494,300  1,586,379  1,821,691  1,912,482     38.1%
Borrowings
 Central Bank borrowings                     11,306      17,519      9,475      8,961      8,841    -21.8%
 Securities sold under repos                 167,596    179,337    241,879    245,587    255,565     52.5%
 Mortgage finance bonds                      251,710    245,272    253,682    263,806    250,999     -0.3%
 Other borrowings
  Subordinated bonds                         30,975     30,787     31,176     30,996     31,607      2.0%
  Other bonds                                42,606     43,345     40,797     41,930     39,725      -6.8%
  Borrowings from domestic fin. instit.      63,245    118,999     96,539     95,245     68,934      9.0%
  Foreign borrowings                        123,755    110,935     51,281    129,466    175,045     41.4%
  Other obligations                          39,293     30,368     37,634     47,838     37,980      -3.3%
    Total borrowings                        730,486    776,562    762,463    863,829    868,696     18.9%
Other liabilities                           131,415    233,854    190,069    160,493    157,865     20.1%
---------------------------------------------------------------------------------------------------------

The Bank's client-drawn funds (sight accounts and time deposits) expanded 38.1 percent year on year. Sight account growth was higher at 46.2 percent, while time deposits increased by 35.8 percent.

The dynamism of sight accounts has increased the Bank's proportion of lower cost funds. At year-end 2002, the number of checking accounts totaled 82,862 - a net increase of 7,102 during the course of the year and a rise of 9.4 percent. The performance in 2002 is an improvement over the situation in 2001 when checking accounts rose by 4,599 units. The number of on-line accounts also rose, by 28,467, and at December 2002 totals 144,282 accounts.

Savings accounts and term deposits expanded 35.8 percent year on year. As the growth rate of these funds is lower than that of sight accounts, the weight within total client-drawn funds reduced, and savings accounts and term deposits now put less pressure on the Bank's cost of funding. Also, as funds have largely been sourced though the Bank's own distribution network, the proportion of funds from corporations that wield greater negotiating power on such transactions has diminished.

The growth of funds managed by the Bank's mutual fund manager was remarkable. Funds under management escalated in 2002 providing the unit Ch$313,134 million under management at year-end and the 68 percent growth raisies the Bank's market share from 5.7 percent to 6.5 percent year on year.

In regard to the institution's debt, year on year Central Bank borrowings fell
21.8 percent. Repurchase agreements, on the other hand, in comparison to 4Q01 rose by 52.5 percent, although the performance of these instruments was flat when compared to 3Q02. While annual foreign bank borrowings also increased, funding drawn from clients was more than double the amount from domestic and foreign institutions.

3. Interest earning assets
--------------------------

---------------------------------------------------------------------------------------------------------
                                                                                                    4Q02
Interest earning assets                       4Q01       1Q02       2Q02      3Q02       4Q02       4Q01
---------------------------------------------------------------------------------------------------------
Financial Investments
  Government securities                     182,187    182,961    156,789    216,342    286,823     57.4%
  Instruments purchased under repos           9,300     14,490     46,040     68,728     56,055    502.7%
  Instruments collateral under repos        164,174    176,867    240,138    215,491    221,308     34.8%
  Other financial investments                42,604     59,468     59,525     78,663     81,469     91.2%
    Total financial investments             398,265    433,786    502,492    579,224    645,654     62.1%
Loans, net
  Commercial loans                          795,497    743,995    731,905    789,154    828,522     4.2%
  Consumer loans                            170,984    171,668    181,035    196,816    204,589     19.7%
  Mortgage loans (financed with             234,423    229,108    235,563    243,213    253,489     8.1%
  mortgage finance bonds)
  Other mortgage loans                      230,569    242,780    262,333    278,299    301,155     30.6%
  Foreign trade loans                       144,520    157,285    212,027    254,503    233,522     61.6%
  Interbank loans                             1,003          0          0      3,532          0   -100.0%
  Lease contracts                            64,090     64,940     67,020     64,420     83,705     30.6%
  Other outstanding loans                    43,694     47,108     48,148     72,668     67,535     54.6%
  Past due loans                             37,527     39,667     38,592     40,527     41,330     10.1%
  Contingent loans                           65,227     75,793     79,194     74,379     84,692     29.8%
    Total loans                           1,787,534  1,772,342  1,855,817  2,087,511  2,098,538     17.4%
Allowance for loan losses                   (42,003)   (43,069)   (43,329)   (44,111)   (45,041)     7.2%
    Total loans, net                      1,745,531  1,729,273  1,812,488  2,043,400  2,053,496     17.6%
---------------------------------------------------------------------------------------------------------

Following several marketing campaigns and the release of different credit products in 2002, the Bank's total loans ended the year 17.4 percent higher than at year-end 2001. This performance easily outpaced the efforts of the banking industry as a whole, which achieved total loan growth of just 1.2 percent over the period. In March 2002, when we launched our new business strategy, total loans at the Bank were growing at an annual 10.0 percent and for the Industry at
5.5 percent. The Bank's market share improved 72 basis points from 5.90 percent in 4Q01 to 6.62 percent in 4Q02. Since March, however, our market share expanded 80 basis points, and shows just how successful the new strategy has been in terms of its design and the timeliness of its introduction.

Our loan performance this year has been achieved through sustained growth in each area of business, with foreign trade loans, consumer credits and residential housing loans all doing particularly well. For 4Q02, foreign trade loans closed the year 61.6 percent higher than for 4Q01, while over the same period and for the same type of loans the financial sector returned 2.0 percent growth. Domestic companies had strong involvement in foreign trade during the year as the sector expanded faster than GDP in 2002. The Bank's growth in the sector has turned it into a major player that supplies its clients with a range of innovative financial solutions. BHIF's market share of foreign trade loans increased over the twelve months to December by 305 basis points closing the year at 8.71 percent.

For 4Q02, BHIF's consumer loan expansion of 19.7 percent, year on year, is well above the industry's 12.0 percent growth. The improvement comes from our extending 6,107 new loans with a rising incidence of cross selling. For other housing loans, aimed at the same segment, the banking sector returned 10.4 percent growth while the Bank's loans expanded 30.6 percent over the period. As a result, BHIF's market share of other housing loans rose 73 basis points in 2002 to 8.15 percent. In November 2002, in a further move backing the consolidation of our image as an innovative bank, we released
 "Hipotecon en Pesos", which is the first peso denominated housing loan since the 1970s, after which all such credits were extended in unidades de fomento.

At 4.2 percent growth compared to 4Q01, our commercial loan performance is still better than the 2.8 percent fall posted by the banking industry. Our growth reflects the positive results the Bank has achieved through increasing its penetration of large companies and corporations. Over 200 new companies were added to the list of corporate clients in 2002.

The Bank's past due loans registered a twelve-month rise of 10.1 percent, which is lower than both the industry's past-due loan performance of 14.4 percent and our growth rate of total loans. Control and credit risk assessment policies in place when loans are awarded and when tracking the various operations have meant that the rate of arrears, past due loans over total loans, fell from 2.10 percent in 4Q01 to 1.97 percent in 4Q02.

4. Credit quality

----------------------------------------------------------------------------------------------
  Credit Quality                        4Q01         1Q02        2Q02        3Q02         4Q02
----------------------------------------------------------------------------------------------
  Loan classification
    A                                  76.70        76.90       75.60       77.90        76.71
    B                                  18.20        17.50       19.10       17.50        18.87
    B-                                  3.80         4.20        3.90        3.40         3.26
    C                                   1.00         0.90        0.90        0.80         0.78
    D                                   0.30         0.50        0.50        0.50         0.38
  Risk index *                          1.81%        2.01%       1.99%       1.75%        1.65%
  Past due loans/Total loans            2.10%        2.24%       2.08%       1.94%        1.97%
  Allowances/Total loans                2.35%        2.43%       2.33%       2.11%        2.15%
  Reserves/Past due loans             111.93%      108.57%     112.27%     108.84%      108.98%
----------------------------------------------------------------------------------------------

*unconsolidated data

The 16 basis-point reduction in the risk index over 12 months is notable. The year-end figure of 1.65 percent is the Bank's lowest risk index since the 1.64 percent it posted in December 1998. The institution's recent record runs contrary to the trend of rising risk for the banking industry, for which the latest available figures, from October 2001 to October 2002, reveal a deterioration from 1.90 percent to 1.95 percent. The fall in the risk index has come from raising the proportion of A and B class loans, and by reducing C and D classified loans. Hence, the total loan growth along with lower portfolio risk demonstrates that our increase in business activity is in less risky areas yet also demands constant monitoring of the business transactions and the basis of sectoral risk.

In addition, allowances as a proportion of total loans contracted by 20 basis points from 4Q01 to 4Q02, and is a direct result of the healthy growth of the loan portfolio. Our allowance for loan losses, which increased by over 7 percent, easily exceeds obligatory provisions given our risk index.

5. Shareholders' Equity
-----------------------

-----------------------------------------------------------------------------------------------
                                                                                          4Q02
  Shareholders' Equity                 4Q01       1Q02       2Q02     3Q02       4Q02     4Q01
-----------------------------------------------------------------------------------------------
  Shareholders' equity
    Capital                          147,454    146,864    148,339  149,371    151,878    3,0%
    Reserves                          80,492     94,110     80,560   84,623     84,890     5,5%
    Net income for the period         14,888      5,415     10,572   16,079     20,255    36,0%
      Total shareholders' equity     242,834    246,389    239,470  250,073    257,022     5,8%
-----------------------------------------------------------------------------------------------

In comparison to 4Q01, shareholders' equity at the Bank rose 5.8 percent and now amounts to Ch$257,022 million. At 4Q02, the Bank's Basle Index of 12.31 percent is well above the 8 percent current legislation demands, while our ratio of basic capital to total loans stands at 7.38 percent compared 7.2 percent for the banking sector.

Selected financial information
------------------------------
Income statement
----------------

--------------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income                                                                   4Q02        2002
                                                                                                  ------------------
(Unaudited)                                    4Q01      1Q02      2Q02       3Q02       4Q02      4Q01        2001
--------------------------------------------------------------------------------------------------------------------
Net Interest revenue                          17,150    21,899    36,215     43,152      7,750     -54,8%     20,3%
Provision for loan losses                     (9,103)   (6,188)   (6,697)    (8,948)    (9,480)      4,1%      2,2%
Income from services, net                      4,512     4,635     4,808      5,552      6,766      50,0%     30,1%
Other operating income, net                    7,737       682   (11,837)   (16,682)    19,643     153,9%
Other income and expenses                      2,927     1,830     2,940      2,665      3,428      17,1%     30,2%
Operating expenses                           (21,599)  (17,160)  (18,241)   (18,266)   (21,495)     -0,5%      8,6%
Loss from price level restatement             (1,236)      629    (1,464)      (960)    (2,369)     91,7%     -3,9%
Minority interest in consolidated                  1        (7)        1        (29)         2     220,0%     54,5%
subsidiaries
Income before income taxes                       389     6,318     5,726      6,484      4,245     990,1%     44,7%
    Income taxes                               1,113      (904)     (569)      (977)      (69)               194,6%
Net income *                                   1,503     5,415     5,157      5,507      4,176     177,9%     36,0%
--------------------------------------------------------------------------------------------------------------------


Balance Sheet Summary
---------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                                   4Q02
                                                                                                                  -----
Assets                                               4Q01        1Q02         2Q02         3Q02        4Q02        4Q01
-----------------------------------------------------------------------------------------------------------------------
Cash and Due from Banks                            199,135     315,743      254,536      265,530     311,023      56,2%
Financial Investments                              398,265     433,786      502,492      579,224     645,654      62,1%
Loans, net                                       1,745,531   1,729,273    1,812,488    2,043,400   2,053,496      17,6%
Other assets                                       146,362     272,394      208,959      208,046     186,004      27,1%
Total assets                                     2,489,293   2,751,197    2,778,474    3,096,199   3,196,178      28,4%
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                                   4Q02
                                                                                                                  -----
Liabilities and Shareholders' Equity                 4Q01        1Q02         2Q02         3Q02        4Q02        4Q01
-----------------------------------------------------------------------------------------------------------------------
Deposits                                         1,384,472   1,494,300    1,586,379    1,821,691   1,912,482      38,1%
Borrowings                                         730,486     776,562      762,463      863,829     868,696      18,9%
Other liabilities                                  131,415     233,854      190,069      160,493     157,865      20,1%
Minority interest in consolidated subsidiaries          85          93           93          114         113      33,4%
Shareholders' equity                               242,834     246,389      239,470      250,073     257,022       5,8%
  Total liabilities and shareholders' equity     2,489,292   2,751,197    2,778,474    3,096,199   3,196,178      28,4%
-----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Selected ratios                               4Q01       1Q02      2Q02       3Q02       4Q02      2001        2002
---------------------------------------------------------------------------------------------------------------------
Profitability ratios
  ROE                                          2.64%      8.99%     9.01%      9.41%      7.06%      6.53%      8.55%
  ROA                                          0.24%      0.79%     0.74%      0.71%      0.52%      0.60%      0.63%
  ROAE                                         2.79%      8.83%     8.56%      8.96%      6.59%      6.54%      8.21%
  ROAA                                         0.25%      0.83%     0.75%      0.76%      0.58%      0.59%      0.71%
  Oper. revenue/Avg. earning assets            5.51%      4.86%     5.01%      5.10%      5.65%      5.26%      5.07%
  Net interest margin                          3.21%      3.91%     6.22%      6.87%      1.28%      4.27%      4.50%
Earnings per share
  Shares outstanding (millions)              361.22     361.22    361.22     361.22     361.22     361.22     361.22
  Net income per share (Ch$)                   4.16      14.99     14.28      15.24      11.56      41.22      56.07
  Net income per ADS (Ch$)                    41.59     149.90    142.78     152.44     115.61     412.16     560.73
  Net income per ADS (US$)                     0.06       0.23      0.20       0.20       0.16       0.63       0.79
  Average shares outstanding (millions)      361.22     361.22    361.22     361.22     361.22     361.22     361.22
  Net income per share (Ch$) *                 4.16      14.99     14.28      15.24     11.56       41.22      56.07
  Net income per ADS (Ch$) *                  41.59     149.90    142.78     152.44      115.61    412.16     560.73
  Net income per ADS (US$) *                   0.06       0.23      0.20       0.20       0.16       0.63       0.79

Efficiency ratios
  Oper. expenses/oper. revenue                73.47%     63.05%    62.50%     57.04%     62.93%     62.02%     61.31%
  Oper. expenses/avg total assets              3.58%      2.62%     2.64%      2.52%      2.99%      2.73%      2.64%
  Credit quality ratios
  Past due loans/Total loans                   2.10%      2.24%     2.08%      1.94%      1.97%      2.10%      1.97%
  Allowances/Total loans                       2.35%      2.43%     2.33%      2.11%      2.15%      2.35%      2.15%
  Risk index                                   1.81%      2.01%     1.99%      1.75%      1.65%      1.81%      1.65%
  Reserves/Past due loans                    111.93%    108.57%   112.27%    108.84%    108.98%    111.93%    108.98%
Average balance sheet data
  Average interest earning assets         2,134,685  2,242,054 2,330,514  2,511,575  2,417,812  2,123,361  2,419,967
  Average total assets                    2,414,613  2,618,016 2,768,272  2,893,859  2,879,100  2,538,426  2,847,077
  Average shareholders equity               215,758    245,387   240,927    245,812    253,367    227,759    246,702
Other data
  Inflation rate                              -0.18%     0.46%      0.34%      1.67%      0.34%      2.64%      2.82%
  Variacion de la UF                           1.04%     -0.40%     0.97%      0.61%      1.76%      3.12%      2.96%
  Exchange rate (Ch$/US$)                     656.2     664.44    697.62     747.62     712.38      656.2      712.38
-------------------------------------------------------------------------------------------------------------------

*proforma

Forward looking statements
--------------------------

This news release may contain words, such as "believe", "expect", "estimate", "intend", and "anticipate" and similar expressions, that identify forward-looking statements, which reflect the Bank's views about future events and financial performance. Such words may deem this news release to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Bank believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Bank's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, regulation risks, contingent liabilities, as well as other risks referred in the Bank's filings with the SVS and SEC. The Bank does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after date hereof or to reflect the occurrence of unanticipated events.